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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Terra Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3001 Summer Street
(No. and Street)

Stamford	CT	06905-4317
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Karaffa — (804) 289-2325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, *David S. Reedy*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Terra Securities Corporation as of *December 31, 2004*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.



Signature

President and CEO

Title

Notary Public



OFFICIAL SEAL
DIANA L DEBS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 10-16-06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
Terra Securities Corporation:

We have audited the accompanying balance sheets of Terra Securities Corporation (the Company) as of December 31, 2004 and 2003, and the related statements of income, changes in shareholder's interest, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Terra Securities Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2005

TERRA SECURITIES CORPORATION

Balance Sheets

December 31, 2004 and 2003

(Dollar amounts in thousands, except share amounts)

Assets		**2004**	**2003**
Cash and cash equivalents	$	8,222	5,418
Warrants, at cost		—	20
Receivable from affiliate		—	956
Deferred tax asset		652	521
Other receivables		177	233
Total assets	$	9,051	7,148
Liabilities and Shareholder's Interest			
Liabilities:			
Commissions payable	$	790	488
Payable to affiliates		307	1,385
Current income tax payable to affiliate		1,850	675
Deferred compensation payable		1,734	1,357
Other liabilities		93	160
Total liabilities		4,774	4,065
Shareholder's interest:			
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 100 shares		8	8
Additional paid-in capital		188	188
Retained earnings		4,081	2,887
Total shareholder's interest		4,277	3,083
Total liabilities and shareholder's interest	$	9,051	7,148

See accompanying notes to financial statements.

(Dollar amounts in thousands)

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Terra Securities Corporation (the Company), an Illinois corporation, was incorporated on March 31, 1981, and is registered as a broker/dealer under the Securities Exchange Act of 1934. The Company is one of two wholly owned subsidiaries of The Terra Financial Companies, Ltd. (Terra). On November 28, 2003, Terra became a direct wholly owned subsidiary of GNA Corporation (GNA), which was a direct wholly owned subsidiary of General Electric Financial Assurance Holdings, Inc. (GEFAHI), which is an indirect wholly owned subsidiary of General Electric Company (GE).

On May 24, 2004, GE transferred substantially all of the life and mortgage insurance businesses operating within GEFAHI and GE Mortgage Insurance (both U.S. and international), including the Company, to Genworth Financial, Inc. (Genworth Financial), in connection with an initial public offering (IPO) of Genworth Financial.

As part of that transaction, on May 24, 2004, GEFAHI transferred substantially all of its assets to Genworth Financial, including all of the outstanding capital stock of GNA, our indirect parent. As a result, the Company became an indirect, wholly owned subsidiary of Genworth Financial. On May 25, 2004, Genworth Financial's Class A common stock began trading on the New York Stock Exchange. Public shareholders now own approximately 30% of Genworth Financial's common stock. GEFAHI continues to own approximately 70% of Genworth Financial's common stock. GEFAHI is an indirect wholly owned subsidiary of GE.

The Company is an introducing broker/dealer. According to the Securities and Exchange Commission's Net Capital Rule 15c3-1, an introducing broker/dealer is a firm that receives customer securities for immediate delivery to a clearing firm.

The Company derives approximately 20% of its revenues from related parties in performing various brokerage services. The accompanying financial statements might not necessarily be indicative of the Company's financial condition results or operations had the Company operated on an autonomous basis during the years ended December 31, 2004 and 2003.

On January 3, 2004, all of the customer accounts and registered representatives from Capital Brokerage Corporation, an affiliated broker/dealer, were transferred to the Company. GNA acquired Hochman & Baker, Inc. (HB) during 2004. As part of the acquisition, GNA became the ultimate parent of Hochman & Baker Securities (HBS), Hochman & Baker Investment Advisory Services (HBIAS), and Hochman & Baker Insurance Services (HBIS). As of July 1, 2004, all customer accounts and registered representatives from HBS were transferred into the Company. HBS was then de-registered as a broker/dealer.

(Continued)

(Dollar amounts in thousands)

(b) Revenues and Expenses

The Company sells mutual funds and variable annuities from several vendors to retail customers. Commission income from vendors and expenses to agents related to the sale of these funds is recorded on a trade date basis. In addition, the Company pays a management fee based on the Company's net income to Terra for administrative services such as marketing, advertising, personnel support, and facility expenses.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(d) Warrants

Warrants represent the purchase of 1,500 warrants to purchase common stock of The NASDAQ Stock Market, Inc. at exercise prices ranging between $13 and $16 on dates ranging from June 28, 2002 to June 27, 2006. Each tranche has a one-year window in which it can be exercised. The tranche of $14 that opened on June 30, 2003 closed at 5:00 pm on June 25, 2004 and was not exercised. The remaining tranches range in price from $15 - $16 with the last tranche expiring at 5:00 pm on June 27, 2006. These securities are carried at cost, which approximates fair value, in 2003. In 2004, the warrants were determined to have fair value less than cost and were written off.

(e) Deferred Compensation Payable

Deferred compensation payable represents commissions deferred by agents under a nonqualified deferred compensation plan, plus interest thereon. The Company credited the deferred compensation balances at 4.00% for the years ended December 31, 2004 and 2003. The Company made no discretionary contributions to the plan in 2004 or 2003.

(f) Liabilities Subordinated to Claims of General Creditors

The Company did not carry liabilities subordinated to claims of general creditors during the years ended December 31, 2004 and 2003 and, therefore, has not included a statement of changes for such activities.

(g) Income Taxes

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

(h) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

(Continued)

(Dollar amounts in thousands)

(2) Income Taxes

For the period prior to May 24, 2004, the Company was included in the consolidated federal income tax return of GE and subject to a tax-sharing arrangement that allocated tax on a separate company basis, but provided benefit for current utilization of losses and credits. Effective May 24, 2004, the Company is included in the consolidated federal income tax return of Genworth and subject to a tax-sharing arrangement that allocates tax on a separate company basis, but provides benefit for current utilization of losses and credits. The Company is included in the consolidated state income tax return of GE and is allocated state income tax at a GE-determined rate of 4% and 7% in 2004 and 2003, respectively. Intercompany tax balances are settled at least annually.

The total federal and state income tax expense for the year ended December 31 consisted of the following components:

		2004	2003
Current federal income tax expense	$	1,313	516
Deferred federal income tax expense (benefit)		(132)	(105)
Subtotal – federal expense		1,181	411
Current state income tax expense		176	111
Deferred state income tax expense (benefit)		2	(22)
Subtotal – state expense		178	89
Total federal and state income tax expense	$	1,359	500

The following reconciles the federal statutory tax rate to the reported income tax:

	2004	2003
Expected federal income tax expense computed at statutory corporate tax rate	35.0%	35.0%
State income tax, net of federal benefit	3.3	4.6
Total federal and state income tax expense	38.3%	39.6%

The deferred income tax benefit results from temporary differences in the recognition of income and expense for income tax and financial reporting purposes. Deferred tax assets at December 31, 2004 and 2003 were $652 and $521, respectively, related to deferred compensation. Based on an analysis of the Company's tax position, no valuation allowance for the deferred tax asset was deemed necessary as of December 31, 2004 and 2003.

(Continued)

(Dollar amounts in thousands)

(3) Financial Instruments

The financial instruments of the Company are reported in the balance sheets at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(4) Commitments and Contingencies

During the normal course of business, the Company may be subject to litigation as a result of transactions with customers. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit.

Management of the Company is not aware of any legal proceedings or other matters arising out of its activities as a broker/dealer in securities that would result in a material adverse effect on the Company's financial position or results of operations.

(5) Related-Party Transactions

During 2004 and 2003, the Company incurred and paid $8,453 and $5,138, respectively, to affiliated companies for marketing, administrative, and general office support. These management fees are calculated based on pro rated expenses allocated from Terra based on net commission revenue.

The Company paid a $1,000 dividend to GNA Corporation on December 16, 2004. A dividend of $500 was paid to its sole shareholder, Terra on June 27, 2003.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004 and 2003, the Company's ratio of aggregate indebtedness to net capital was 1.43 to 1 and 2.99 to 1, respectively.